PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated March 25, 1998)

                                 946,565 SHARES
                      EQUITY RESIDENTIAL PROPERTIES TRUST

                      COMMON SHARES OF BENEFICIAL INTEREST

                              ___________________

     Equity Residential Properties Trust (the "Company") is a Maryland real estate investment trust ("REIT") which, as of March 31, 1998, owned or had interests in a portfolio of 502 multifamily properties (individually a "Property" and collectively the "Properties") containing 143,348 apartment units and managed 9,295 additional units owned by affiliated entities. The Company is the largest owner of multifamily properties in the United States (based on the number of apartment units owned), with Properties located in 35 states.

     All of the common shares of beneficial interest of the Company, $.01 par value per share (the "Common Shares"), offered hereby are being offered by the
Company (the "Offering").   The Underwriter (as defined herein) has agreed to
purchase the Common Shares from the Company at a price of $46.5459 per Common Share, resulting in aggregate proceeds to the Company of $44,058,720 before payment of expenses by the Company estimated to be $50,000, subject to the terms and conditions set forth in the Underwriting Agreement (as defined herein). The Underwriter intends to deposit the Common Shares, valued at the last reported sales price on April 23, 1998, with the trustee of the Equity Investor Fund Cohen & Steers Realty Majors Portfolio (A Unit Investment Trust) (the "Trust") in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Shares as of the evaluation time for units of the Trust on April 23, 1998 was $49.1250 per Common Share. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

     To ensure that the Company qualifies as a REIT, transfer of the Common Shares is restricted and ownership by any person is limited to 5% of the lesser of the number or value of the Company's outstanding shares of beneficial interest, subject to certain exceptions. See "Description of Shares of Beneficial Interest--Restrictions on Transfer" in the accompanying Prospectus.

     The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "EQR." On April 23, 1998, the last reported sale price of the Common Shares on the NYSE was $49.1250 per share. See "Price Range of Common Shares and Distributions."

                             _____________________


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION  NOR HAS THE COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
              PROSPECTUS TO WHICH  IT RELATES.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            _______________________


     The Common Shares are offered by the Underwriter subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the Common Shares will be made to the Underwriter through the facilities of the Depository Trust Company, New York, New York, on or about April 29, 1998.
                            _______________________


                              MERRILL LYNCH & CO.

                            _______________________


           The date of this Prospectus Supplement is April 23, 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING PURCHASES OF THE COMMON SHARES, THE SERIES E PREFERRED SHARES (DEFINED BELOW) OR THE SERIES G PREFERRED SHARES (DEFINED BELOW) TO STABILIZE THEIR MARKET PRICES AND PURCHASES OF COMMON SHARES TO COVER SOME OR ALL OF A SHORT POSITION. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated therein by reference. As used herein, the term "Company" includes Equity Residential Properties Trust ("EQR") and those entities owned or controlled by it (collectively, the "Subsidiaries"), as the survivor of the mergers between EQR and each of Wellsford Residential Property Trust ("Wellsford") and Evans Withycombe Residential, Inc. ("EWR") and each of EQR, Wellsford and EWR as predecessors to the Company, unless the context indicates otherwise.

                                  THE COMPANY

GENERAL

     Equity Residential Properties Trust, one of the largest publicly traded REITs (based on the aggregate market value of its outstanding equity
capitalization), is a self-administered and self-managed equity REIT.   EQR was
organized in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "EQR IPO"). EQR was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. In May 1997, EQR completed the acquisition of the multifamily property business of Wellsford through the tax free merger of EQR and Wellsford. In December 1997, EQR completed the acquisition of the multifamily property business of EWR through the tax free merger of EQR and EWR. The Company's senior executives average over 24 years of experience in the multifamily property business.

     As of March 31, 1998, the Company owned or had interests in a portfolio of 502 Properties containing 143,348 apartment units and managed 9,295 additional units owned by affiliated entities. Since the EQR IPO, at which time EQR owned 69 Properties, and through March 31, 1998, the Company has acquired, directly or indirectly, interests in an additional 453 Properties containing 127,164 units for a total purchase price of approximately $7.0 billion, including the assumption of approximately $2.1 billion of mortgage indebtedness and unsecured notes. Since the EQR IPO and through March 31, 1998, the Company disposed of 20 of its Properties and a portion of one of its Properties, containing an aggregate of 5,541 units, and a vacant land parcel for a total sales price of approximately $146.5 million and the release of mortgage indebtedness in the amount of approximately $20.5 million. The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. At March 31, 1998, the Properties had an average occupancy rate of approximately 96%. As of March 31, 1998, the Properties were located throughout the United States in the following 35 states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut,
Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

     As of March 31, 1998, the Company's portfolio was the largest multifamily property portfolio in the United States (based on the number of apartment units owned). All of the Company's interests in the Properties are held or controlled directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, ERP Operating Limited Partnership (the "Operating Partnership"). The Operating Partnership currently has eight classes of limited partnership interests outstanding: (i) partnership interests ("OP Units"), which may be exchanged by the holders thereof for either Common Shares on a one-for-one basis or, at the Company's option, cash;
(ii) 9 3/8% Series A Cumulative Redeemable Preference Units ("9 3/8% Series A Preference Units"); (iii) 9 1/8% Series B Cumulative Redeemable Preference Units ("9 1/8% Series B Preference Units"); (iv) 9 1/8% Series C Cumulative Redeemable Preference Units ("9 1/8% Series C Preference Units"); (v) 8.60% Series D Cumulative Redeemable Preference Units ("8.60% Series D Preference Units"); (vi) Series E Cumulative Convertible Preference Units ("Series E Preference Units"); (vii) 9.65% Series F Cumulative Redeemable Preference Units ("9.65% Series F Preference Units"), and (viii) 7 1/4% Series G Convertible Cumulative Preference Units ("7 1/4% Series G Preference Units"). The 9 3/8% Series A Preference

Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units are owned by the Company and mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidating preference amount of the Company's 9 3/8% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series A Preferred Shares"), the Company's 9 1/8% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series B Preferred Shares"), the Company's 9 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series C Preferred Shares"), the Company's 8.60% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series D Preferred Shares"), the Company's Series E Cumulative Convertible Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series E Preferred Shares"), the Company's 9.65% Series F Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series F Preferred Shares"), and the Company's 7 1/4% Series G Convertible Cumulative Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series G Preferred Shares" and, collectively with the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares, the "Outstanding Preferred Shares"), respectively. The Company controls the Operating Partnership as the sole general partner and, as of March 31, 1998, owned approximately 91% of all of the Operating Partnership's outstanding partnership interests, excluding the 9 3/8% Series A Preference Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units. It is the Company's policy that EQR shall not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness shall instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

     The Company's corporate headquarters and executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300. In addition, the Company has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Federal Way and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

                              RECENT DEVELOPMENTS


ACQUISITIONS

     From January 1, 1998 through March 31, 1998, the Company acquired 15 Properties containing an aggregate of 3,387 units at a total purchase price of approximately $225.2 million (including the assumption of mortgage indebtedness of approximately $93.6 million). The Company funded the cash portion of these acquisitions primarily from proceeds from previous securities issuances by the Company. See "Securities Issuances" below.

PROBABLE ACQUISITIONS

     As of March 31, 1998, the Company had entered into contracts with unaffiliated sellers to acquire four additional properties containing 1,622 units which are located in four states (collectively, the "Properties Under Contract"). The total combined purchase price for the Properties Under Contract is approximately $184.1 million, including the assumption of approximately $48.5 million of mortgage indebtedness. There can be no assurance that these four Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated. The Company anticipates that the acquisition of the Properties Under Contract will be funded with the net proceeds of the Offering, its working capital, its $500 million unsecured line of credit (the "Line of Credit") and/or proceeds from previous securities issuances by the Company. The Company believes that the Properties Under Contract can be integrated into its system of management offices without any significant corresponding increase in the costs of operations of such offices.

PENDING ACQUISITIONS

     Additional Properties Under Contract

     As of March 31, 1998, the Company had entered into contracts with various unaffiliated sellers to acquire five additional properties under contract (the "Additional Properties Under Contract") for a total combined purchase price of approximately $93.7 million, including the assumption of approximately $26.3 million of mortgage indebtedness. These Additional Properties Under Contract contain 1,205 units and are located in five states. The contracts for the Additional Properties Under Contract contain due diligence contingency provisions that allow the Company to conduct extensive investigative procedures of such properties and give the Company the option to terminate such contracts with a full refund of earnest money if the Company becomes dissatisfied with the Additional Properties Under Contract in any way, in its sole discretion, during such review period. The purchase price for the Additional Properties Under Contract is expected to be funded primarily with the net proceeds of the Offering and/or from the Company's Line of Credit. There can be no assurance that the Additional Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

     Properties Under Negotiation

     As of March 31, 1998, the Company was also negotiating with various sellers for the acquisition of 63 additional properties (the "Properties Under Negotiation") containing 14,238 units for a purchase price of approximately $970.2 million, including the assumption of approximately $381.6 million of mortgage indebtedness. With respect to the Properties Under Negotiation, the Company was negotiating the significant terms of the purchase contracts for such properties. The Company anticipates that, if and when entered into, the purchase contracts for the Properties Under Negotiation will contain due diligence contingency provisions that will allow the Company to conduct extensive investigations of such properties and will give the Company flexibility to terminate such contracts with a full refund of earnest money if the Company becomes dissatisfied with the Properties Under Negotiation in any way, in its sole discretion, during such review period. If the Company acquires the Properties Under Negotiation, it is expected that the terms and conditions of such acquisitions will be similar to other acquisitions of Properties made by the Company. The purchase price for the Properties Under Negotiation is expected to be funded primarily with the Company's Line of Credit. In addition, the Company or the Operating Partnership may consider issuing additional equity or debt securities to finance some or all of such potential acquisitions. There can be no assurance, however, that the Properties Under Negotiation will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

DISPOSITIONS

     Since January 1, 1998, the Company disposed of its interests in two properties containing 506 units for an aggregate sales price of approximately $16.7 million. The net proceeds of these dispositions were or will be used for the acquisition of additional properties.

SECURITIES ISSUANCES

     Since January 1, 1998, the Company has raised an aggregate of approximately $314 million pursuant to five separate public offerings of its Common Shares. In addition, from January 1, 1998, through April 22, 1998, the Company has raised approximately $49.2 million pursuant to its Distribution Reinvestment and Share Purchase Plan. Since January 1, 1998, the Operating Partnership has raised approximately $306 million pursuant to a public offering of its notes.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Shares offered hereby are estimated at approximately $44,008,720 after the deduction of the underwriting discount and the estimated expenses payable by the Company. The Company will contribute or otherwise transfer the net proceeds of the sale of the Common Shares to the Operating Partnership in exchange for OP Units. The Operating Partnership presently intends to use the net proceeds for the acquisition of additional multifamily properties, including some or all of the Properties Under Contract and the Additional Properties Under Contract. Any remaining net proceeds will be used for working capital and general corporate purposes.

                 PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

     The Common Shares have been traded on the NYSE under the symbol "EQR" since the EQR IPO. The following table sets forth the quarterly high and low sales prices per share reported on the NYSE, as well as the quarterly distributions declared per Common Share for the periods described below.


                                                  High             Low          Distributions
                                                  ----             ---          -------------
1996
First Quarter..........................         $ 33 3/4        $ 28 1/4             $ .59
Second Quarter.........................           33 1/2          30 7/8               .59
Third Quarter..........................           36 1/8          32 7/8               .59
Fourth Quarter.........................           43 3/8          35 5/8               .625

1997
First Quarter..........................           48 7/8          39 3/4               .625
Second Quarter.........................           47 1/2          41 1/4               .625
Third Quarter..........................           54 9/16         47 1/8               .625
Fourth Quarter.........................           55              47 3/8               .67

1998
First Quarter..........................           52 7/16         47 7/16              .67(1)
Second Quarter (through April 23, 1998)           52 9/16         49 1/8                N/A

------------------------
(1) The first quarter distribution was paid on April 10, 1998 to shareholders of record as of March 27, 1998 and represented an annual distribution rate of $2.68 per share.

     On April 23, 1998 the last reported sale price of a Common Share on the NYSE was $49.1250 per share. As of April 17, 1998, the Company's transfer agent reported 1,384 record holders of Common Shares and, as of December 31, 1997, certain depository entities held Common Shares on behalf of approximately
34,665 beneficial owners.

     The Company intends to continue to pay regular quarterly distributions to holders of Common Shares. The Company has increased its annual distribution each year since the EQR IPO. For the year ended December 31, 1997, the Company declared distributions of $2.545 per Common Share to holders of Common Shares. This distribution rate represents an approximate 6% increase over the Company's 1996 distribution rate and an approximate 17% increase over the Company's 1995 distribution rate. Future distributions will be at the discretion of the board of trustees and will depend on the actual cash available for distribution by the Company, the Company's financial condition, capital requirements, credit agreement restrictions, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as the board of trustees deems relevant. A portion of the Company's distribution may represent a nontaxable return of capital and/or a capital gain dividend. For the year ended December 31, 1997, this portion varied from distribution to distribution. Of the Company's declared distributions in 1997 of $2.545 per Common Share, the nontaxable return of capital ranged from 0% to approximately 15% and the portion which represented long-term capital gain ranged from 0% to approximately 3%.

                            BUSINESS AND PROPERTIES

     The Company is a self-administered and self-managed equity REIT. EQR was established to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the multifamily property business since 1969. The Company is a fully integrated real estate concern that acquires, improves, operates and manages its Properties. The Company has benefited, and expects to benefit, from the following elements:

DIVERSIFIED PORTFOLIO

     As of March 31, 1998, the Company owned or had interests in a portfolio of 502 Properties containing 143,348 apartment units located in 35 states. As of such date, the Company's portfolio was the largest multifamily property portfolio in the United States (based on the number of apartment units owned). The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. No single Property represents more than 1.0% of the total apartment units. The distribution of the Properties throughout the United States reflects the Company's belief that geographic diversification helps insulate the portfolio from regional and local economic influences. At the same time, the Company has sought to create clusters of Properties within each of its primary markets to achieve economies of scale in management and operation. The Company has established 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Federal Way and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

EXPERIENCED MANAGEMENT

     The Company's senior executives average over 24 years of experience in the multifamily property business. The Company has a fully integrated management team: an Acquisitions Department that is dedicated exclusively to the property acquisition function and is in constant contact with principals and brokers nationwide; an Asset Management Department that establishes strategic plans with respect to the portfolio including the development and implementation of long-term business plans, asset financings, property repositionings, expansions, and property disposition decisions; a Property Management Department that aggressively manages the portfolio through significant interaction with on-site property managers at each Property; an Accounting and Finance Department that maintains the books and records of the Properties and generates timely financial reports; a Capital Markets Department that manages investor relations and capital raising; and a Legal Department that oversees all of the Company's legal affairs.

SOPHISTICATED MANAGEMENT INFORMATION SYSTEMS

     The Company makes extensive use of management information systems. The Company has installed on-site computers at every Property, except for the newly acquired Properties at which such computers will be installed, that are capable of compiling and forwarding to the Company's Regional Operations Centers on a daily basis numerous standardized reports including daily occupancy, lease expiration and renewals, prospective tenants and rental rate information. Quality controls are assured with the Company's practice of (i) conducting resident satisfaction surveys, (ii) surveying residents that move out of the Properties, and (iii) surveying prospective tenants who select alternative housing.

THE PROPERTIES

     As of March 31, 1998, the Company owned or had interests in a portfolio of 502 Properties located in 35 states containing 143,348 apartment units with the largest having 1,420 units and the smallest having 40 units. The average number of units per Property was approximately 286. The units are typically contained in a series of two-story buildings. As of March 31, 1998, the Properties had an average occupancy rate of approximately 96%. Tenant leases are generally year-to-year and require security deposits. The Properties typically provide residents with attractive amenities, including a clubhouse, swimming pool, laundry facilities and cable television access. Certain Properties offer additional amenities such as saunas, whirlpools, spas, sports courts and exercise rooms.

     The following chart sets forth certain information regarding the Properties on a state-by-state basis.

                            PROPERTIES BY STATE
                          (AS OF MARCH 31, 1998)
                                                              % OF UNITS IN
STATE           NUMBER OF PROPERTIES  NUMBER OF UNITS             PORTFOLIO
-----           --------------------  ---------------         -------------
Alabama                        2                  400                  0.3%
Arizona                       74               21,802                 15.2%
Arkansas                       4                1,039                  0.7%
California                    53               14,599                 10.2%
Colorado                      23                6,392                  4.4%
Connecticut                    2                  407                  0.3%
Florida                       42               11,242                  7.8%
Georgia                       20                5,811                  4.1%
Idaho                          1                  120                  0.1%
Illinois                       7                3,322                  2.3%
Indiana                        1                  320                  0.2%
Iowa                           2                  386                  0.3%
Kansas                         6                2,392                  1.7%
Kentucky                       7                1,977                  1.4%
Maine                          5                  672                  0.5%
Maryland                      13                3,795                  2.6%
Massachusetts                  3                  737                  0.5%
Michigan                       9                3,644                  2.5%
Minnesota                     14                3,305                  2.3%
Missouri                       7                1,576                  1.1%
Nevada                        11                3,279                  2.3%
New Hampshire                  1                  390                  0.3%
New Jersey                     2                  861                  0.6%
New Mexico                     4                1,073                  0.7%
North Carolina                20                5,216                  3.6%
Ohio                           6                2,683                  1.9%
Oklahoma                      14                3,981                  2.8%
Oregon                        11                3,448                  2.4%
South Carolina                 6                1,045                  0.7%
Tennessee                     14                3,812                  2.7%
Texas                         57               18,543                 12.9%
Utah                           4                1,426                  1.0%
Virginia                      10                3,133                  2.2%
Washington                    44                9,834                  6.9%
Wisconsin                      3                  686                  0.5%
                            -------           -------                ------
TOTAL                        502(1)           143,348                100.0%
                            =======           =======                ======

----------------------
  (1) The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties.

     For additional information with respect to the Properties, see the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference into the accompanying Prospectus.

                  ADDITIONAL FEDERAL INCOME TAX CONSIDERATION

     On February 2, 1998, the Clinton administration released its budget proposal for fiscal year 1999. The proposal includes a number of provisions affecting REITs. One proposed provision would amend the tests relating to the composition of a REIT's assets. Under current law, a REIT is precluded from owning more than 10% of the outstanding voting securities of any one issuer, other than a "qualified REIT subsidiary" or another REIT. Pursuant to the Clinton administration proposal, a REIT would remain subject to the current restriction and would be precluded from owning more than 10% of the value of all classes of stock of any such issuer. If the proposal were enacted as currently drafted, it would be effective with respect to stock acquired on or after the date of first congressional committee action, which could include stock deemed acquired upon a capital contribution to an existing subsidiary after such date.

     To the extent that the Company's current stock ownership in a subsidiary is grandfathered by virtue of this effective date, the grandfathered status would terminate with respect to such stock if the subsidiary engaged in a new trade or business or acquired substantial new assets. Accordingly, if the proposal were enacted as currently drafted and the Management Corps. (as defined in the accompanying Prospectus) (in which the Company's stock ownership exceeds 10% of the value of the securities of the Management Corps.) were to engage in a new trade or business or acquire substantial new assets, the grandfathered status of the Company's current ownership of stock in these entities would terminate and the Company would fail to qualify as a REIT. In addition, the Company would not be able to own more than 10% of the vote or value of any subsidiary formed or acquired after the effective date of the proposal. Thus, the proposal, if enacted as currently drafted, would materially impede the ability of the Company to engage in new third-party management or similar activities. The Company's management believes that any such impact, however, would not have a material adverse effect on the Company's business, results of operations, financial condition or liquidity.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Terms Agreement between the Company, the Operating Partnership and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") and the related standard underwriting provisions of the Company incorporated by reference therein (collectively, the "Underwriting Agreement"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, 946,565 Common Shares. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, and that the Underwriter will be obligated to purchase all of such shares if any are purchased.

     The Underwriter intends to deposit the Common Shares offered hereby with the Trust, a registered unit investment trust under the Investment Company Act of 1940, as amended, for which the Underwriter acts as sponsor and depositor, in exchange for units of the Trust. The Underwriter is an affiliate of the Trust.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Shares. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares. If the Underwriter creates a short position in the Common Shares in connection with the Offering (i.e., if it sells more Common Shares than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Shares in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the prices of the security to be higher than it might otherwise be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of its business, the Underwriter provides investment banking, advisory and other financial services to the Company, the Operating Partnership and other entities owned or controlled by Mr. Zell for which it receives customary fees.

     The Common Shares are listed on the NYSE under the symbol "EQR". The Company has applied for listing of the Common Shares offered hereby on the NYSE.

                                LEGAL MATTERS

     The legality of the Common Shares offered hereby will be passed upon for the Company by Rosenberg & Liebentritt, P.C., Chicago, Illinois. Rosenberg & Liebentritt, P.C. will rely on Hogan & Hartson L.L.P., Washington, D.C., as to certain matters of Maryland law. Certain federal income tax matters described under "Federal Income Tax Considerations" in the accompanying Prospectus will be passed on for the Company by Hogan & Hartson L.L.P. Certain legal matters related to the Offering will be passed upon for the Underwriter by Hogan & Hartson L.L.P. Hogan & Hartson L.L.P. from time to time provides services to the Company and other entities controlled by Mr. Zell.

=====================================     ======================================
NO DEALER, SALESPERSON OR OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE
CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS
SUPPLEMENT AND THE PROSPECTUS IN                       946,565 SHARES
CONNECTION WITH THE OFFERING COVERED
BY THIS PROSPECTUS SUPPLEMENT AND
THE PROSPECTUS.  IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATIONS          EQUITY RESIDENTIAL PROPERTIES TRUST
MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY THE COMPANY. THIS
PROSPECTUS SUPPLEMENT AND THE                           COMMON SHARES
PROSPECTUS DO NOT CONSTITUTE AN
OFFER TO SELL, OR A SOLICITATION OF                           OF
AN OFFER TO BUY, THE SHARES IN ANY
JURISDICTION WHERE, OR TO ANY PERSON                 BENEFICIAL INTEREST
TO WHOM, IT IS UNLAWFUL TO MAKE ANY
SUCH OFFER OF SOLICITATION. NEITHER
THE DELIVERY OF THIS PROSPECTUS
SUPPLEMENT OR THE PROSPECTUS NOR ANY
OFFER OR SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCE, CREATE ANY
IMPLICATION THAT THERE HAS NOT BEEN
ANY CHANGE IN THE FACTS SET FORTH IN
THIS PROSPECTUS SUPPLEMENT OR IN THE
PROSPECTUS OR IN THE AFFAIRS OF THE
COMPANY SINCE THE DATE HEREOF.


        TABLE OF CONTENTS                           ______________________
                                 PAGE
      PROSPECTUS SUPPLEMENT      ----               PROSPECTUS  SUPPLEMENT
                                                    ______________________
The Company...................... S-2
Recent Developments.............. S-4
Use of Proceeds.................. S-5
Price Range of Common Shares and
 Distributions................... S-6
Business and Properties.......... S-7
Additional Federal Income Tax
 Consideration................... S-9
Underwriting.....................S-10
Legal Matters....................S-10


           PROSPECTUS                                 MERRILL LYNCH & CO.

Special Note Regarding
 Forward-Looking Statements.........2
Available Information...............2
Incorporation of Certain
 Documents by Reference.............2
The Company.........................4
Use of Proceeds.....................5
Description of Shares
 of Beneficial Interest ............5
Description of Depositary
 Shares............................13
Ratios of Earnings to Combined
 Fixed Charges and Preferred
 Share Distributions ..............17
Federal Income Tax Consideration...17
Plan of Distribution...............22
Experts............................23                  APRIL 23, 1998
Legal Matters......................23

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